Third Quarter Report

Management Discussion and Analysis

(expressed in thousands of United States dollars)

Three and Nine Months ended September 30, 2011

CANARC  RESOURCE  CORP.
(the “Company”)

Third Quarter Report

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2011

CAUTION – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.

1.0          Preliminary Information

The following Management’s Discussion and Analysis (“MD&A”) of Canarc Resource Corp. (the “Company”) should be read in conjunction with the accompanying unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2011, all of which are available at the SEDAR website at www.sedar.com.

Financial information in this MD&A is prepared in accordance with International Accounting Standards 34 – Interim Financial Reporting (“IAS 34”) and International Financial Reporting Standards 1 – First-time Adoption of International Financial Reporting (“IFRS 1”) with an adoption date of January 1, 2011 and a transition date of January 1, 2010, based on the principles of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and all dollar amounts are expressed in United States dollars unless otherwise indicated.

All information contained in the MD&A is as of November 10, 2011 unless otherwise indicated.

1.1         Background

The Company was incorporated under the laws of British Columbia, and is engaged in the acquisition, exploration, development and exploitation of precious metal properties in Canada and the United States.

As the Company is focused on its mineral exploration activities, there is no mineral production, sales or inventory in the conventional sense.  The recoverability of amounts capitalized for mineral properties is dependent upon the existence of economically recoverable reserves in its mineral properties, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its properties, confirmation of the Company’s interest in certain properties, and upon future profitable production or proceeds from the disposition thereof.  Such exploration and development activities normally take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty at this time.  Many of the key factors are outside of the Company’s control.  As the carrying value and amortization of mineral properties and capital assets are, in part, related to the Company’s mineral reserves and resources, if any, the estimation of such reserves and resources is significant to the Company’s financial position and results of operations.

CANARC RESOURCE CORP. Management’s Discussion and Analysis For the Three and Nine Months ended September 30, 2011 (expressed in United States dollars)

1.2          Overall Performance

The Company currently only owns a direct interest in the precious metal property, known as the New Polaris property (British Columbia), and option agreements to earn interests in the Tay-LP property (Yukon) and the Windfall Hills properties (British Columbia), and recently staked the Devil’s Thumb property (British Columbia).

New Polaris property (British Columbia, Canada)

The Company owns a 100% interest in the New Polaris property, located in the Atlin Mining Division, British Columbia, which is subject to a 15% net profit interest and may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.

In 2007, the Company retained Moose Mountain Technical Services (“Moose Mountain”) and Giroux Consultants Limited to update resource estimates for the New Polaris gold project.  Their technical report entitled “Resource Potential, New Polaris Project” (the “New Polaris Resource Report”) was authored by R.J. Morris, MSc, PGeo, and G.H. Giroux, MASc, PEng, respectively, who are independent Qualified Person as defined by NI 43-101, dated March 14, 2007, and was prepared in compliance with NI 43-101, to the best of the Company’s knowledge.  The New Polaris Resource Report is available at www.sedar.com.

Based upon the New Polaris Resource Report, measured and indicated undiluted resources range from 570,000 to 457,000 oz of gold contained in 1,670,000 to 1,009,000 tonnes (1,840,861 to 1,112,233 tons) of mineralized vein material grading 10.6 to 14.1 grams per tonne (0.31 to 0.41 oz per ton) using a range of cutoff grades from 2 to 8 gpt (0.06 to 0.23 opt).  Greater than 95% of the measured and indicated resources are located within the C vein system where infill drilling programs were conducted.

Inferred undiluted resources range from 697,000 to 571,000 oz of gold contained in 2,060,000 to 1,340,000 tonnes (2,270,763 to 1,477,098 tons) of mineralized vein material grading 10.5 to 13.3 grams per tonne (0.31 to 0.39 oz per ton) using a range of cutoff grades from 2 to 8 gpt (0.06 to 0.23 opt).  Approximately 75% of the inferred resources are also located within the C vein system, with the remainder attributable to the Y19 and Y20 veins.

MEASURED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	390,000	429,902	9.48	0.277	119,000
4	0.117	330,000	363,763	10.62	0.310	113,000
6	0.175	271,000	298,727	11.89	0.347	104,000
8	0.233	203,000	223,769	13.54	0.395	88,000

INDICATED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	1,280,000	1,410,960	10.97	0.320	451,000
4	0.117	1,180,000	1,300,728	11.65	0.340	442,000
6	0.175	1,017,000	1,121,052	12.71	0.371	416,000
8	0.233	806,000	888,464	14.22	0.415	368,000

Canarc Resource Corp.

CANARC RESOURCE CORP. Management’s Discussion and Analysis For the Three and Nine Months ended September 30, 2011 (expressed in United States dollars)

MEASURED PLUS INDICATED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	1,670,000	1,840,861	10.62	0.310	570,000
4	0.117	1,510,000	1,664,491	11.42	0.333	555,000
6	0.175	1,288,000	1,419,778	12.54	0.366	519,000
8	0.233	1,009,000	1,112,233	14.08	0.411	457,000

INFERRED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	2,060,000	2,270,763	10.5	0.307	697,000
4	0.117	1,925,000	2,121,951	11.0	0.322	683,000
6	0.175	1,628,000	1,794,564	12.2	0.354	636,000
8	0.233	1,340,000	1,477,098	13.3	0.387	571,000

*     ton equals short dry ton

The resource estimate uses ordinary kriging of 192 recent drill holes and 1,432 gold assay intervals constrained within 4 main vein segments as modelled in three dimensions by the Company’s geologists.  The total New Polaris database consisted of 1,056 diamond drill holes with a total of 31,514 sample intervals.  For this study, the classification for each resource block was a function of the semivariogram range.  In general, blocks estimated using ¼ of the semivariogram range were classed as measured, blocks estimated using ½ the semivariogram range were classed as indicated and all other blocks estimated using the full semivariogram range were classed as inferred.  A review of gold grade distribution outlined 6 overlapping lognormal gold populations within the resource database.  On this basis, a total of 10 gold assays were capped at 63 g/t.

In April 2011, the Company completed an updated NI 43-101 preliminary economic assessment report by Moose Mountain for the New Polaris gold project (the “New Polaris Preliminary Economic Report”).

The preliminary economic assessment is based upon building and operating a 600 tonne per day gold mine, averaging 72,000 ounces gold per year.  The updated parameters in the base case economic model includes a gold price of US$1,200 per oz, CAD$/US$ foreign exchange rate of 1.00, cash costs of US$481 per oz, and a cut-off grade 7 grams per tonne.  The New Polaris Preliminary Economic Report for the New Polaris project results in an after-tax net present value of CAD$129.8 million using a discount rate of 5%, an after-tax internal rate of return of 31.4%, and a pay-back period of 2.5 years.  Given its conceptual nature, there is no certainty that the preliminary economic assessment will be realized.The base case mine model in the New Polaris Preliminary Economic Report is summarized below:

Scheduled Resources	223,000 tonnes measured grading 11.9 gpt Au and 833,000 tonnes of indicated grading 11.6 gpt Au (after dilution) and 1,132,000 tonnes inferred grading 10.8 gpt Au (after dilution) and a 7 gpt cutoff
Production Rate	600 tonnes per day
Grade	11.3 grams per tonne (diluted 13%)
Recoveries	91% gold into concentrate
Average Output	72,000 oz gold per year
Mine Life	10 years

Canarc Resource Corp.

CANARC RESOURCE CORP. Management’s Discussion and Analysis For the Three and Nine Months ended September 30, 2011 (expressed in United States dollars)

The updated preliminary economic parameters are as follows:

Gold Price	US$ 1200 per oz
Exchange Rate	US$ 1.00 = CAD$ 1.00
Capital Cost	CAD$ 101.1 million
Cash Cost	US$ 481 per oz (excluding off-site costs)

Cash Flow (LoM)	After-Tax-CAD$188.1 million
NPV (5%)	CAD$129.8 million
NPV (8%)	CAD$103.7 million

	Pre-Tax	After Tax
Internal Rate of Return	38.1%	31.4%
Payback Period	2.4 years	2.5 years

The net present values are life of mine net cash flows shown at various discount rates.  The internal rates of return assume 100% equity financing.  Cash costs include all site-related costs to produce a gold-sulphide concentrate but offsite costs for concentrate transportation and processing were treated as deductions against sales.  The preferred processing alternative entails reducing the ore to a bulk gold-sulphide concentrate and shipping the concentrate to existing autoclave facilities in Nevada for the production of dore gold bars.

The project economics are most sensitive to variations in the gold price and least sensitive to changes in capital and operating costs, as shown by the following sensitivity analysis:

New Polaris AFTER TAX CASH FLOW SENSITIVITY ANALYSIS
Description of Sensitivity	Cash Flow	NPV @ 5%	NPV @ 8%
	CAD$ (000)s	CAD$ (000)s	CAD$ (000)s

Gold US$1,000/oz -17%	$104,287	$63,920	$45,788
Gold US$1,100/oz -8%	$146,197	$96,981	$74,907
Base Case US$1,200/oz	$188,107	$129,819	$103,707
Gold US$1,300/oz +8%	$230,017	$162,657	$132,507
Gold US$1,400/oz +17%	$271,927	$195,347	$161,090

Grade -10%	$137,815	$90,403	$69,132
Grade -5%	$162,961	$110,116	$86,427
Base Case Grade 11.25 gpt	$188,107	$129,819	$103,707
Grade +5%	$213,253	$149,522	$120,987
Grade +10%	$238,399	$169,225	$138,267

Capital Cost -10%	$193,775	$135,816	$109,850
Capital Cost -5%	$190,941	$132,817	$106,778
Base Case $101M Capital	$188,107	$129,819	$103,707
Capital Cost +5%	$185,273	$126,821	$100,635
Capital Cost +10%	$182,440	$123,822	$97,564

Operating Cost -10%	$208,383	$145,818	$117,799
Operating Cost -5%	$198,245	$137,819	$110,753
Base Case	$188,107	$129,819	$103,707
Operating Cost +5%	$177,969	$121,819	$96,661
Operating Cost +10%	$167,831	$113,820	$89,614

Exchange rate $0.90 -10%	$238,750	$169,523	$138,540
Exchange rate $0.95 -5%	$212,104	$148,633	$120,213
Base Case $1.00	$188,107	$129,819	$103,707
Exchange rate $1.05 +5%	$166,384	$112,788	$88,765
Exchange rate $1.10 +10%	$146,625	$97,297	$75,174

Canarc Resource Corp.

CANARC RESOURCE CORP. Management’s Discussion and Analysis For the Three and Nine Months ended September 30, 2011 (expressed in United States dollars)

This preliminary economic assessment is based on resources, not reserves, and a portion of the modeled resources in the mine plan are in the inferred resource category.  Given the inherent uncertainties of resources, especially inferred resources compared to reserves, the New Polaris gold project cannot yet be considered to have proven economic viability.  However, the mine plan only takes into account approximately 80 % of the total estimated resources at a 7 gpt cut-off grade.The Qualified Person (“QP”) pursuant to NI 43-101 for the updated preliminary economic assessment report is Jim Gray, P. Eng.

The Company has initiated its efforts on the application for an underground development and exploration program at the New Polaris project to commence later this year subject to securing a partner for the project and financing.

Tay-LP property (Yukon, Canada)

On August 24, 2009, the Company entered into an option agreement to acquire a 100% interest in the Tay-LP gold property by paying CAD$1 million in cash and/or shares and spending CAD$1.5 million on exploration over a three-year period which can occur in two stages.  In the first stage, the Company can earn a 51% interest by paying CAD$150,000 in cash and spending CAD$900,000 on exploration over a two-year period.  In the second stage, the Company can earn an additional 49%, thereby totalling 100% interest, by paying CAD$850,000 in cash or shares at the Company’s discretion and spending CAD$600,000 on exploration by the third year.  If the Company does not proceed with the second stage, then a joint venture would be formed.  The Company shall pay to the optionors a gold bonus equal to CAD$1 per ounce of gold for all proven and probable gold reserves and measured and indicated gold resources to a maximum of 1 million oz gold.  The option agreement is subject to net smelter returns (“NSR”) totalling 3% which can be reduced to 1.5% by payments totalling US$1.95 million.  Commencing on or before October 31, 2009 and continuing on or before October 31 of each subsequent year until the property is put into commercial production, the Company shall pay to the NSR holders annual advance NSR royalty payments totalling CAD$25,000 or that number of common shares of the Company and which shall be deducted from NSR obligations.  The NSR of 3% shall be subject to maximum total payments based on one million payable ounces of gold being mined by commercial production but will be reduced to 500,000 payable ounces of gold if the NSR was reduced to 1.5%.

Cash payments of CAD$20,000 were made in August 2009, CAD$30,000 in April 2010 and CAD$50,000 in October 2010.  On November 4, 2009, the Company issued 160,250 common shares at a value of CAD$0.156 per share as the annual advance NSR royalty for CAD$25,000 for the Tay-LP property, and 221,235 shares at a value of CAD$0.113 per common share in October 2010, and 215,580 shares at CAD$0.116 per common share in October 2011.

In late March 2010, the Company entered into an option agreement with Cap-Ex Ventures Ltd. (“Cap-Ex”) whereby Cap-Ex can acquire 50% of the Company’s interest in the Tay-LP gold property, by paying CAD$100,000 of which CAD$25,000 have been paid, issuing 200,000 common shares of which 100,000 common shares have been received, incurring exploration expenditures of CAD$675,000, and maintaining the Company’s underlying option agreement in good standing until October 2011.  Cap-Ex terminated the option agreement in March 2011.

Canarc Resource Corp.

CANARC RESOURCE CORP. Management’s Discussion and Analysis For the Three and Nine Months ended September 30, 2011 (expressed in United States dollars)

On September 3, 2011, the Company and Ross River amended the option agreement by increasing the cash payment of CAD$50,000 to CAD$75,000 (paid) due by October 31, 2011, deferring the exploration expenditure of CAD$500,000 from October 31, 2011 to October 31, 2012 and exploration expenditure of CAD$600,000 from October 31, 2012 to October 31, 2013, and including a cash payment of CAD$25,000 due by October 31, 2012.

The Company completed a Phase 1 exploration program for 10 holes including 2,000 m of diamond drilling in the third and fourth quarters of 2009.  The objective of the program was to extend known mineralization along strike and down-dip of existing gold intercepts in three principle target areas.

In 2010, Cap-Ex completed a 470 kilometer airborne geophysical survey at Tay LP which identified several new EM conductors and magnetic anomalies within prospective geological settings.  In March 2011, Cap-Ex terminated its option agreement with the Company.

The new anomalies will require ground follow up and test new targets in 2012 prior to drilling.

Relief Canyon project (Nevada, USA)

In December 2010, the Company was the accepted bidder to acquire an open pit, heap leach gold mine through a bankruptcy court auction held in Reno, Nevada.  The Company agreed to purchase the Relief Canyon gold mine assets from Firstgold Corporation (“Firstgold”) for $11 million, subject to a due diligence period which expired on February 4, 2011.  As a condition of its winning bid, the Company paid a non-refundable deposit of $300,000 in December 2010 to Firstgold in trust pending the Company’s due diligence, and was also obligated to pay $20,000 bi-weekly to Firstgold for its operating expenses during the due diligence period.  If the Company elected not to proceed with the purchase of the Relief Canyon gold mine assets, the Company was obligated to pay an additional $300,000 to Firstgold but in return, Firstgold would transfer ownership of its fully built, permitted and operating commercial assay laboratory located near the Relief Canyon mine-site to the Company.

To finance the acquisition, the Company arranged a CAD$12 million bridge loan with Effisolar Energy Corporation (“Effisolar”), subject to Effisolar’s due diligence, execution of definitive loan documents and regulatory and exchange approvals.  The bridge loan was to close on or before February 3, 2011, mature in one year, bear simple annual interest rate of 12%, and secured by a first charge on the Relief Canyon gold mine assets.  The Company would issue a closing bonus of one million common shares to Effisolar and would have the right to repay the loan at any time after 6 months.  If the Company elected not to proceed with the purchase of the Relief Canyon gold mine assets whereby the acquisition of the commercial assay laboratory would then need to be financed, the Company arranged a separate CAD$300,000 convertible loan with Effisolar, subject to Effisolar’s due diligence, execution of definitive loan documents and regulatory and exchange approvals.  At the Company’s election, the convertible loan was to close on or before February 3, 2011, mature in one month, bear no interest and automatically convert into common shares of the Company based on the 10 day average closing price on the Toronto Stock Exchange (“TSX”).

In January 2011, after conducting due diligence, both the Company and Effisolar decided not to proceed with the Relief Canyon project.  In early February 2011, the Company paid an additional $300,000 to Firstgold whereby ownership of the commercial assay laboratory was transferred to the Company.  The Company issued a convertible debenture for CAD$300,000 to Effisolar for the interest free loan from Effisolar, which was then converted into 1,282,051 common shares of the Company on March 2, 2011.

In May 2011, the Company entered into an agreement for sale of assay laboratory for US$600,000 plus recovery of out-of-pocket expenses incurred by the Company.

Canarc Resource Corp.

CANARC RESOURCE CORP. Management’s Discussion and Analysis For the Three and Nine Months ended September 30, 2011 (expressed in United States dollars)

Windfall Hills property (British Columbia, Canada)

In April 2011, the Company entered into two option agreements to purchase 100% interests in two adjacent gold properties located in British Columbia.  The Company can acquire a 100% interest in the Atna properties by making US$750,000 in cash payments over a 4 year period (US$50,000 paid), honouring a pre-existing 1.5% net smelter return (“NSR”) production royalty that can be purchased for CAD$1 million, and granting the vendor a 2% NSR production royalty.

The Company can acquire a 100% interest in the Dunn properties by making CAD$250,000 in cash payments over a 4 year period (CAD$15,000 paid), and a final bonus payment based on all gold resources estimated in an independent NI 43-101 technical report.  The formula for the bonus payment is US$30 per oz for measured resources, US$20 per oz for indicated resources, and US$10 per oz for inferred resources.

The Company completed a Phase 1 exploration program on its Windfall Hills project which included detailed soil and rock geochemical sampling over known target areas.  Results of this work along with preliminary exploration work over the remainder of the claims will help define targets for drilling in 2012.

Devil’s Thumb property (British Columbia, Canada)

In May 2011, the Company staked three gold properties totalling 17,175 hectares northeast of its Windfall Hills properties in central British Columbia.

SaraKreek project (Suriname)

The Company previously held 80% of the shares of Sara Kreek Resource Corporation N.V. (“Sara Kreek Resource”), the company that holds the Sara Kreek concession in the Republic of Suriname.  On April 15, 2006, the Company entered into a Settlement and Termination Agreement with Suriname Wylap Development N.V. (“Wylap Development”) to transfer the Company’s interest in Sara Kreek Resource.  In settlement for all claims, loans and advances owed to the Company, the Company received a cash payment of $400,000 in 2006, and will receive the greater of $50,000 per year, payable semi-annually, or a 1.5% royalty on annual gross production from the Sara Kreek property until December 31, 2011.  The Company has received $50,000 in annual royalties since 2006.  In June 2011, the Company received $25,000 as the semi-annual royalty for 2011 for the project.

Other Matters

At the Company’s Annual General Meeting held on June 7, 2011, Messrs. Bradford Cooke, William Price, Derek Bullock, Leonard Harris and Bruce Bried were re-elected as Directors of the Company for the ensuing.  Shareholder approval was also provided for the Company’s Shareholder Rights Plan.

In July 2011, Mr. Gregg Wilson was appointed Vice-President of Investor Relations.

On July 6, 2011, the Company granted 2,220,000 stock options with an exercise price of CAD$0.135 and an expiry date of July 6, 2016 which are subject to vesting provisions whereby 20% vest immediately and 20% vest every 6 months thereafter.

The Shareholders Update included in the Company’s unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2011 provides further review of the Company’s overall performance for the third quarter and outlook for the fourth quarter of fiscal 2011.

Canarc Resource Corp.

CANARC RESOURCE CORP. Management’s Discussion and Analysis For the Three and Nine Months ended September 30, 2011 (expressed in United States dollars)

1.3          Selected Annual Information

All financial information is prepared in accordance with IAS 34 and IFRS 1 based on principles of IFRS, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

Year Ended December 31,
(in $000s except per share amounts)	2010

Total revenues	$-

Loss before discontinued operations and extraordinary items:
(i) Total	$1,499
(ii) Basic per share	$(0.02)
(iii) Fully diluted per share	$(0.02)

Net loss:
(i) Total	$1,499
(ii) Basic per share	$(0.02)
(iii) Fully diluted per share	$(0.02)

Total assets	$13,900
Total long-term liabilities	$120
Dividends per share	$-

1.4          Results of Operations

Third Quarter of Fiscal 2011 – Nine months ended September 30, 2011 compared with September 30, 2010

The Company incurred a net loss of $885,000 for the nine months ended September 30, 2011 as opposed to a net income of $77,000 for the same period in fiscal 2010.  Operating losses for each of the three quarters of fiscal 2011 were higher than each of the respective quarters in 2010, reflecting the continual activities and concerted efforts of the Company in pursuing projects of merits and project generation as gold prices reached new highs in 2011 as well as in seeking partners for its mineral property interests.  Such efforts culminated in the accepted bid for the Relief Canyon project in early December 2010 which resulted in the Company’s acquisition of an assay laboratory which the Company in turn subsequently sold for full recovery of all out-of-pocket expenses.  Corporate development activities were also successful in the acquisition of option interests in the Windfall Hills properties and the staking of additional properties nearby, as the Company expanded its portfolio of strategic exploration projects in Canada.

Canarc Resource Corp.

CANARC RESOURCE CORP. Management’s Discussion and Analysis For the Three and Nine Months ended September 30, 2011 (expressed in United States dollars)

Given that the Company does not have any operating revenues, the primary contributing factors for the net income during the nine months ended September 30, 2010 were the gain of $257,000 from disposition of its interests in long term investments, unrealized gain from derivative liability of $146,000, flow through financing adjustment of $193,000, and the future income tax recovery of $80,000.  In April and August 2010, the Company disposed all of its shareholdings in Caza Gold Corp. which are available-for-sale financial assets and were recorded at cost but such shares did not have a quoted market price at that time.  In 2010, as its functional currency was U.S. dollars but the exercise prices of its warrants were stated in Canadian dollars, the Company recognized derivative liabilities for its warrants, and any reduction of the fair values of its derivative liability attributable to unexpired warrants would be recognized as unrealized gains.  Effective January 1, 2011, the Company’s functional currency changed from the U.S. dollar to the Canadian dollar whereby there were no longer currency differences between the Company’s exercise prices of its warrants and its functional currency, and thus would not recognize any derivatives for its warrants.  Although it changed its functional currency, the Company continued to use the U.S. dollar as its reporting currency, and any foreign currency translation adjustments are recognized in equity and not in operations.  The flow through financing item is for the reduction in the estimated indemnity obligation for ineligible exploration expenditures.  In the third quarter of fiscal 2011, the Company paid indemnifications of CAD$38,113 including interests.  The future income tax recovery is a provision for the recognition at the date of actual renunciation being February 24, 2010, by a reduction in the amount included in share capital for the flow through shares for the future income taxes related to the deductions foregone by the Company.  In 2009, the Company raised flow-through equity financing from a private placement for approximately CAD$480,000 of which CAD$475,239 were renounced in February 2010.  On February 22, 2011, the Company renounced CAD$4,761 in exploration expenditures for flow through purposes, resulting in a future income tax recovery of $1,000.

Remuneration for employees were higher in 2011 as the Company focused continued due diligence efforts in analyzing gold projects for acquisition purposes, so as to capitalize on the upward trends in the gold market.  Efforts in the first quarter of fiscal 2011 were also focused on a NI 43-101 technical report for the New Polaris gold project which resulted in a preliminary economic assessment, the New Polaris Preliminary Economic Report, which supported the project’s economics.  Higher employee expenses were also attributed to staffing activities for conversion in accounting standards from Canadian GAAP to international financial reporting standards, the Relief Canyon bid, and the acquisition and subsequent disposition of the commercial assay laboratory.

General and administrative expenses were commensurately higher due to legal fees incurred in the Company’s bid for the Relief Canyon project, its acquisition of the assay laboratory in February 2011 including all title and permitting issues and to its subsequent sale in May 2011, and due to the convertible debenture with Effisolar in February 2011 which was converted into common shares in March 2011.

Shareholder relations activities increased in 2011 so as to promote greater awareness of the profile of the Company and its portfolio of projects, especially its New Polaris project with its revised preliminary economic assessment which indicated conceptually the project’s stronger financial viability due to heightened gold prices.

Share-based payments are from the vesting of stock options.  In each of the third quarter of fiscal 2010 and 2011, stock option were granted and were subject to vesting provisions in which 20% vest immediately and 20% vest every 6 months thereafter.  Share-based payments were higher in 2011 than in 2010 as there were a greater cumulative number of stock options being subject to vesting provisions in the current period than in the prior periods.

The Company continues to accrue interests on its demand loans which bore interest rates that increased from 9% per annum to 12% per annum effective September 1, 2010.

Due diligence costs of $60,000 were for the Company’s $20,000 bi-weekly obligation to Firstgold during the due diligence period for the Relief Canyon project.

The Company also recognized an unrealized loss of $30,000 in the third quarter for its available-for-sale financial assets which were received for its optioned mineral property interest in Tay-LP with Cap-Ex which affected comprehensive loss, but still recognized an overall unrealized gain of $9,000 for the nine month period ended September 30, 2011.

The Company has no sources of operating revenues.

As at September 30, 2011, the Company has mineral property interests which are comprised of the following:

Canarc Resource Corp.

CANARC RESOURCE CORP. Management’s Discussion and Analysis For the Three and Nine Months ended September 30, 2011 (expressed in United States dollars)

	British Columbia			Yukon
	New Polaris	Windfall Hills	Devil's Thumb	Tay-LP	Total

Acquisition Costs:

Balance, January 1, 2010	$3,605	$-	$-	$25	$3,630
Additions	-	-	-	49	49
Balance, December 31, 2010	3,605	-	-	74	3,679
Additions and adjustments from change in functional currency	6	66	6	68	146
Balance, September 30, 2011	3,611	66	6	142	3,825

Deferred Exploration Expenditures:

Balance, January 1, 2010	8,556	-	-	440	8,996
Additions, net of recoveries	104	-	-	(55)	49
Balance, December 31, 2010	8,660	-	-	385	9,045
Additions and adjustments from change in functional currency	(476)	74	10	(2)	(394)
Balance, September 30, 2011	8,184	74	10	383	8,651

Mineral property interests, September 30, 2011	$11,795	$140	$16	$525	$12,476

At September 30, 2011, to maintain its interest and/or to fully exercise the options under various property agreements covering its property interests, the Company must incur exploration expenditures on the properties and/or make payments in the form of cash and/or shares to the optionors as follows:

Canarc Resource Corp.

CANARC RESOURCE CORP. Management’s Discussion and Analysis For the Three and Nine Months ended September 30, 2011 (expressed in United States dollars)

	Option	Option	Exploration	Advance Royalty	Net Smelter	Number of
	Payments	Payments	Commitments (1)	Payments	Reduction	Shares
	(CAD$000s)	(US$000s)	(CAD$000s)	(CAD$000s)	(US$000s)

New Polaris:
Net profit interest reduction or buydown						150,000

Tay-LP:
October 31, 2011 (paid)	$75		$-
October 31, 2012	25		230
October 31, 2013	850		600

Annual advance royalty payments until commercial production				$25

Net smelter reduction from 3% to 1.5%					$1,950

Windfall Hills:

Atna properties:
April 12, 2012		100
April 12, 2013		150
April 12, 2014		200
April 12, 2015		250

Dunn properties:
April 20, 2012	25
April 20, 2013	35
April 20, 2014	50
April 20, 2015	125

	$1,185	$700	$830	$25	$1,950	150,000

(1)	Exploration commitments for the Tay-LP property are adjusted for management fees of 5% and 10% and exploration expenditures incurred by Cap-Ex.

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

1.5          Summary of Quarterly Results

Quarterly financial information for fiscals 2011 and 2010 is prepared in accordance with IAS 34 and IFRS 1 based on principles of IFRS, and for fiscal 2009 in accordance with Canadian GAAP, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

The following table provides selected financial information of the Company for each of the last eight quarters ended at the most recently completed quarter, September 30, 2011:

Canarc Resource Corp.

CANARC RESOURCE CORP. Management’s Discussion and Analysis For the Three and Nine Months ended September 30, 2011 (expressed in United States dollars)

	IFRS							Canadian GAAP
(in $000s except	2011			2010				2009
per share amounts)	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31

Total revenues	$-	$-	$-	$-	$-	$-	$-	$-

(Loss) income before discontinued discontinued operations and extraordinary items:
(i) Total	$(283)	$(280)	$(323)	$(1,576)	$29	$84	$(36)	$(964)
(ii) Basic per share	$-	$(0.01)	$-	$(0.02)	$-	$-	$-	$(0.02)
(iii) Fully diluted per share	$-	$(0.01)	$-	$(0.02)	$-	$-	$-	$(0.02)

Net (loss) income:
(i) Total	$(283)	$(280)	$(323)	$(1,576)	$29	$84	$(36)	$(964)
(ii) Basic per share	$-	$(0.01)	$-	$(0.02)	$-	$-	$-	$(0.02)
(iii) Fully diluted per share	$-	$(0.01)	$-	$(0.02)	$-	$-	$-	$(0.02)

Total assets	$13,019	$14,203	$14,349	$13,900	$13,016	$13,008	$12,989	$13,215
Total long-term liabilities	$113	$123	$123	$120	$-	$-	$-	$-
Dividends per share	$-	$-	$-	$-	$-	$-	$-	$-

1.6          Liquidity and Capital Resources

The Company is in the development stage and has not yet determined whether its mineral property interests contain reserves that are economically recoverable.  The recoverability of amounts capitalized for mineral property interests is entirely dependent upon the existence of reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production.  The Company knows of no trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity either materially increasing or decreasing at the present time or in the foreseeable future.  Material increases or decreases in the Company’s liquidity are substantially determined by the success or failure of the Company’s exploration programs and overall market conditions for smaller mineral exploration companies.  Since its incorporation in 1987, the Company has endeavored to secure mineral property interests that in due course could be brought into production to provide the Company with cash flow which would be used to undertake work programs on other projects.  To that end, the Company has expended its funds on mineral property interests that it believes have the potential to achieve cash flow within a reasonable time frame.  As a result, the Company has incurred losses during each of its fiscal years since incorporation.  This result is typical of smaller exploration companies and will continue unless positive cash flow is achieved.

The following table contains selected financial information of the Company’s liquidity:

Canarc Resource Corp.

CANARC RESOURCE CORP. Management’s Discussion and Analysis For the Three and Nine Months ended September 30, 2011 (expressed in United States dollars)

	September 30,	December 31,
(in $000s)	2011	2010

Cash	$258	$592
Working capital (deficiency)	$(284)	$(1,116)

Ongoing operating expenses continue to reduce the Company’s cash resources and working capital.

In May 2009, the Company received CAD$62,030 in demand loans from certain directors and an officer of the Company.  The loans are repayable on demand and bear an interest rate of 9% per annum which was increased to 12% effective September 1, 2010, and were previously secured by the Company’s shareholdings in Caza at CAD$0.25 per share of Caza which has been replaced by a loan bonus of 12% payable upon repayment effective September 1, 2010.  As at September 30, 2011, the Company accrued CAD$17,390 in interests and CAD$7,444 in loan bonuses

In February 2011, the Company issued a convertible debenture for CAD$300,000 to Effisolar for the interest free loan from Effisolar, which was then converted into 1,282,051 common shares of the Company on March 2, 2011.

During the first quarter of fiscal 2011, the Company’s marketable securities recognized an unrealized gain of $101,000 but then recognized an unrealized loss of $62,000 in the second quarter as its quoted market value of its available-for-sale financial assets decreased, resulting in a net unrealized gain of $39,000 for the six month period ended June 30, 2011.  In the third quarter, its marketable securities decreased by $30,000, resulting in an overall net gain of only $9,000 for the nine months ended September 30, 2011.

At December 31, 2010, a derivative liability of $1,049,000 for warrants was recognized whereas no derivative liability was recognized due to the change in the Company’s functional currency from U.S. dollars to Canadian dollars effective January 1, 2011.  This was a primary factor in the change in the Company’s working capital in 2011.

The working capital deficiency of $284,000 at September 30, 2011 includes the notes payable with accrued interests and accrued loan bonus totalling $83,000 due to certain directors and an officer of the Company and flow through indemnities of $187,000.  In the third quarter, the Company did pay indemnifications of CAD$38,113 including interests for ineligible exploration expenditures for flow through purposes.

The deferred income tax liability of $113,000 is attributable to the higher accounting basis of its mineral properties relative to their respective tax basis.

In May 2011, the Company entered into an agreement for sale of assay laboratory for $600,000 plus recovery of out-of-pocket expenses incurred by the Company and such funds were received in June 2011.

The Company has entered into a number of option agreements for mineral properties that involve payments in the form of cash and/or shares of the Company as well as minimum exploration expenditure requirements.  Under Item 1.4, further details of contractual obligations are provided as at September 30, 2011.  The Company will continue to rely upon equity financing as its principal source of financing its projects.

1.7          Capital Resources

Item 1.6 provides further details.

Canarc Resource Corp.

CANARC RESOURCE CORP. Management’s Discussion and Analysis For the Three and Nine Months ended September 30, 2011 (expressed in United States dollars)

1.8          Off-Balance Sheet Arrangements

On May 31, 2005, the shareholders of the Company approved a shareholder rights plan (the “Plan”), that became effective on April 30, 2005.  The Plan is intended to ensure that any entity seeking to acquire control of the Company makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders.  Under the Plan, each shareholder at the time of the Plan’s adoption was issued one Right for each common share of the Company held.  Each Right entitles the registered holder thereof, except for certain “Acquiring Persons” (as defined in the Plan), to purchase from treasury one common share at a 50% discount to the prevailing market price, subject to certain adjustments intended to prevent dilution.  The Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company.  The Rights expire on April 30, 2015.

At the discretion of the Board, certain option grants provide the option holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options that represent the share appreciation since granting the options.

1.9          Transactions with Related Parties

Except as disclosed elsewhere in the MD&A, general and administrative costs during the nine months ended September 30, 2011 include:

-	CAD$29,200 of salaries to an employee who is a director;
-	CAD$30,000 for directors’ fees. As at September 30, 2011, the Company accrued CAD$138,700 in directors fees included in accounts payable;
-	CAD$54,500 in legal fees to a law firm in which a senior officer of the Company is a partner. As at September 30, 2011, the Company owed CAD$65,300 to the law firm;
-	CAD$100,300 in office rent and salary allocations recovered from companies sharing certain common directors. As at September 30, 2011, the Company was owed CAD$20,700 from such companies; and
-	CAD$71,700 in office rent and salary allocations incurred to a company sharing a certain common director. As at September 30, 2011, the Company owed CAD$26,200 to the company.

Amounts which are incurred to related parties are in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.  The Company shares common office facilities, employee and administrative support, and office sundry amongst companies with certain common director(s), and such allocations to the Company are on a full cost recovery basis.  Any balances due to related parties are payable on demand.

Details of demand loans from related parties are provided in Item 1.6.

1.10        Third Quarter

Items 1.2, 1.4, 1.5 and 1.6 provide further details for the third quarter of fiscal 2011.

1.11        Proposed Transactions

Canarc Resource Corp.

CANARC RESOURCE CORP. Management’s Discussion and Analysis For the Three and Nine Months ended September 30, 2011 (expressed in United States dollars)

There are no proposed material asset or business acquisitions or dispositions, other than those in the ordinary course of business and other than those already disclosed in this MD&A, before the board of directors for consideration, and other than those already disclosed in its regulatory and public filings.

1.12        Critical Accounting Estimates

The preparation of consolidated financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of estimates relate to collectability of receivables, mineral properties, balances of accrued liabilities, determination of reclamation obligations, fair values of financial instruments, valuation allowances for future income tax assets, corporate income tax indemnities payable, derivative liabilities for warrants, and assumptions used in determining the fair value of non-cash stock-based compensation.  While management believes that these estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Acquisition costs of mineral properties and exploration and development expenditures incurred thereto are capitalized and deferred.  The costs related to a property from which there is production will be amortized using the unit-of-production method.  Capitalized costs are written down to their estimated recoverable amount if the property is subsequently determined to be uneconomic.  The amounts shown for mineral properties represent costs incurred to date, less recoveries and write-downs, and do not reflect present or future values.

Pursuant to an audit by the Canada Revenue Agency (the “CRA”) which was completed in June 2010, CRA disallowed approximately CAD$1.01 million in exploration expenditures incurred in 2007 as Canadian exploration expenditures (“CEE”) of which approximately CAD$795,000 as being disqualified for CEE for flow-through purposes.  The Company accrued liabilities of approximately CAD$146,300 for estimated indemnities related to the disqualified CEE for flow-through purposes and CAD$49,200 in accrued interests related to the indemnities.  Should the estimate change in the future, it may affect future results of operations and cash flows.

1.13        Changes in Accounting Policies Including Initial Adoption

International Financial Reporting Standards (“IFRS”)

The Company’s Third Quarter Report for fiscal 2011 includes the Company’s unaudited condensed consolidated interim financial statements for the period covered by the first annual consolidated financial statements to be presented in accordance with IFRS for the year to end December 31, 2011.

IFRS 34 and IFRS 1 based on the principles of IFRS have been applied in preparing the condensed consolidated interim financial statements for the nine months ended September 30, 2011, the comparative financial information presented in these condensed consolidated interim financial statements for the nine months ended September 30, 2010, the opening balance sheet under IFRS as at January 1, 2010 which is the date of the Company’s date of transition from Canadian GAAP to IFRS and at December 31, 2010.

(a)           IFRS 1 “First-time Adoption of International Financial Reporting Standards” (IFRS 1):

In preparing these condensed consolidated interim financial statements, the Company has applied IFRS 1, First-time Adoption of International Financial Reporting Standards, which provides guidance for an entity’s initial adoption of IFRS.  IFRS 1 gives entities adopting IFRS for the first time a number of optional and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS.  The following are the optional exemptions available under IFRS 1 that the Company has elected to apply:

Canarc Resource Corp.

CANARC RESOURCE CORP. Management’s Discussion and Analysis For the Three and Nine Months ended September 30, 2011 (expressed in United States dollars)

Business combinations

The Company has elected to apply IFRS 3, Business Combinations, prospectively to business combinations that occur after the date of transition.  The Company has elected this exemption under IFRS 1, which removes the requirement to retrospectively restate all business combinations prior to the date of transition to IFRS.

Fair value or revaluation as deemed cost

The Company has used the amount determined under a previous GAAP revaluation as the deemed cost for certain assets.  The Company elected the exemption for certain assets which were written down under Canadian GAAP, as the revaluation was broadly comparable to fair value under IFRS.  The carrying value of those assets on transition to IFRS is therefore, consistent with the Canadian GAAP carrying value on the transition date.

Share-based payments

The Company elected to not apply IFRS 2, Share-based Payments, to equity instruments granted before November 7, 2002 and those granted but fully vested before the date of transition to IFRS.  As a result, the Company has applied IFRS 2 for stock options granted after November 7, 2002 that are not fully vested at January 1, 2010.

(b)           Adjustments on transition to IFRS:

IFRS has many similarities with Canadian GAAP as it is based on a similar conceptual framework.  However there are important differences with regard to recognition, measurement and disclosure.  Although adoption of IFRS did not change the Company’s actual cash flows, it did result in changes to the Company’s statements of financial position, statements of comprehensive loss, and statements of changes in equity as set out below:

(i)	Warrants:

Under Canadian GAAP, the Company classified warrants which were exercisable in Canadian dollars to purchase common shares as equity instruments.  Under IFRS, warrants issued by the Company to purchase common shares at an exercise price which is stated in a currency other than the Company’s functional currency are considered derivative financial liabilities.  Such warrants are required to be measured and recognized at fair value with changes to initial recognition charged to operations.  The Company has determined fair value using the Black-Scholes option pricing model.

(ii)	Share-based payments:

Under Canadian GAAP, the Company accounts for forfeitures of stock option as they occur.  For IFRS, estimates of forfeitures are initially recognized when stock options are granted and subsequently adjusted for actual forfeitures as they occur.  The Company has recognized vesting of stock options on an accelerated grading basis which is similar to IFRS.  On the transition date of January 1, 2010, the Company recognized IFRS transition provisions for unvested stock options.

Under Canadian GAAP, expired unexercised stock options remained in contributed surplus.  On transition to IFRS, the Company elected to change its accounting policy for the treatment of share-based payments whereby amounts included in the reserve for share-based payments for expired unexercised stock options are transferred to deficit.

(c)	The effect of the differences between Canadian GAAP and IFRS on select accounts in the statements of financial position and the statements of comprehensive loss is summarized as follows:

Canarc Resource Corp.

CANARC RESOURCE CORP. Management’s Discussion and Analysis For the Three and Nine Months ended September 30, 2011 (expressed in United States dollars)

		2010
	December 31,	September 30,	January 1,

Total Liabilities under Canadian GAAP	$959	$892	$999

Adjustments to transition to IFRS:
Derivative liability for warrants	1,049	31	177

Total Liabilities under IFRS	$2,008	$923	$1,176

		2010
	December 31,	September 30,	January 1,

Share Capital under Canadian GAAP	$57,660	$56,356	$56,436

Adjustments to transition to IFRS:
Exercise of warrants which are derivative liabilities	24	-	-
Exercise of stock options	1	-	-

Share Capital under IFRS	$57,685	$56,356	$56,436

		2010
	December 31,	September 30,	January 1,

Contributed Surplus under Canadian GAAP	$2,483	$2,438	$2,354

Adjustments to transition to IFRS:
Transferred to deficit for expired unexercised share-based payments	(1,257)	(1,276)	(1,058)
Transferred to reserve for share-based payments	(1,226)	(1,162)	(1,296)

Contributed Surplus under IFRS	$-	$-	$-

Canarc Resource Corp.

CANARC RESOURCE CORP. Management’s Discussion and Analysis For the Three and Nine Months ended September 30, 2011 (expressed in United States dollars)

		2010
	December 31,	September 30,	January 1,

Reserve for Share-based Payments:

Adjustments to transition to IFRS:
Transferred from contributed surplus for unexercised share-based payments	$1,296	$1,296	$1,296
Share-based payments for the period	143	95	-
Exercise of stock options	(1)	-	-
Forfeiture of stock options	(199)	(218)	-

Reserve for Share-based Payments under IFRS	$1,239	$1,173	$1,296

		2010
	December 31,	September 30,	January 1,

Deficit under Canadian GAAP	$(47,212)	$(46,680)	$(46,622)

Adjustments to transition to IFRS:
Derivative liability for warrants	(1,074)	(31)	(177)
Transferred from contributed surplus for expired unexercised share-based payments	1,058	1,058	1,058
Share-based payments for the period	(13)	(11)	-
Forfeiture of share-based payments	199	218	-
Foreign exchange	1	-	-

Deficit under IFRS	$(47,041)	$(45,446)	$(45,741)

	2010
	Year ended	Nine Months ended	Three Months ended
	December 31,	September 30,	September 30,

Comprehensive (Loss) Income under Canadian GAAP	$(580)	$(48)	$44

Adjustments to transition to IFRS:
Unrealized (loss) gain from derivative liability for warrants	(896)	146	(3)
Share-based payments	(13)	(11)	(1)
Foreign exchange	-	-	(1)

Comprehensive (Loss) Income under IFRS	$(1,489)	$87	$39

Canarc Resource Corp.

CANARC RESOURCE CORP. Management’s Discussion and Analysis For the Three and Nine Months ended September 30, 2011 (expressed in United States dollars)

(d)	Reconciliation to previously reported financial statements:

A reconciliation of the above noted changes is included in these following Consolidated Statements of Financial Position and Consolidated Statements of Comprehensive Loss for the dates noted below.  The effects of transition from Canadian GAAP to IFRS on the cash flow are not material;  therefore a reconciliation of cash flows has not been presented.

Transitional Consolidated Statement of Financial Position – January 1, 2010

Consolidated Interim Statement of Financial Position Reconciliation – September 30, 2010
Consolidated Interim Statement of Comprehensive Loss Reconciliation – Three months ended September 30, 2010
Consolidated Interim Statement of Comprehensive Loss Reconciliation – Nine months ended September 30, 2010

Consolidated Statement of Financial Position Reconciliation – December 31, 2010
Consolidated Statement of Comprehensive Loss Reconciliation – December 31, 2010

Canarc Resource Corp.

CANARC RESOURCE CORP. Management’s Discussion and Analysis For the Three and Nine Months ended September 30, 2011 (expressed in United States dollars)

(i)	The January 1, 2010 Canadian GAAP consolidated statement of financial position has been reconciled to IFRS as follows:

		January 1, 2010
	Canadian	Effect of Transition
	GAAP	to IFRS	IFRS

ASSETS

CURRENT ASSETS
Cash	$155	$-	$155
Receivables and prepaids	145		145
Royalty receivable - current portion	50		50
Total Current Assets	350	-	350
NON-CURRENT ASSETS
Mineral properties	12,626		12,626
Equipment	2		2
Royalty receivable - long-term portion	46		46
Long-term investments	143		143
Total Non-Current Assets	12,817	-	12,817
Total Assets	$13,167	$-	$13,167

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$607	$-	$607
Notes payable	63		63
Flow through obligation	329		329
Derivative liability for warrants	-	177	177
Total Current Liabilities	999	177	1,176

SHAREHOLDERS' EQUITY
Share capital	56,436		56,436
Contributed surplus	2,354	(2,354)	-
Reserve for share-based payments	-	1,296	1,296
Deficit	(46,622)	881	(45,741)
Total Shareholders' Equity	12,168	(177)	11,991
Total Liabilities and Shareholders' Equity	$13,167	$-	$13,167

Canarc Resource Corp.

CANARC RESOURCE CORP. Management’s Discussion and Analysis For the Three and Nine Months ended September 30, 2011 (expressed in United States dollars)

(ii)	The September 30, 2010 Canadian GAAP consolidated interim statement of financial position has been reconciled to IFRS as follows:

		September 30, 2010
	Canadian	Effect of Transition
	GAAP	to IFRS	IFRS

ASSETS

CURRENT ASSETS
Cash	$132	$-	$132
Receivables and prepaids	52		52
Marketable securities	24		24
Royalty receivable - current portion	25		25
Total Current Assets	233	-	233
NON-CURRENT ASSETS
Mineral properties	12,639		12,639
Equipment	1		1
Royalty receivable - long-term portion	49		49
Long-term investments	94		94
Total Non-Current Assets	12,783	-	12,783
Total Assets	$13,016	$-	$13,016

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$695	$-	$695
Notes payable	68		68
Flow through obligation	129		129
Derivate liability for warrants	-	31	31
Total Current Liabilities	892	31	923

SHAREHOLDERS' EQUITY
Share capital	56,356		56,356
Contributed surplus	2,438	(2,438)	-
Accumulated other comprehensive income	10		10
Reserve for share-based payments	-	1,173	1,173
Deficit	(46,680)	1,234	(45,446)
Total Shareholders' Equity	12,124	(31)	12,093
Total Liabilities and Shareholders' Equity	$13,016	$-	$13,016

Canarc Resource Corp.

CANARC RESOURCE CORP. Management’s Discussion and Analysis For the Three and Nine Months ended September 30, 2011 (expressed in United States dollars)

(iii)	The Canadian GAAP consolidated interim statement of comprehensive loss for the three months ended September 30, 2010 has been reconciled to IFRS as follows:

		September 30, 2010
	Canadian	Effect of Transition
	GAAP	to IFRS	IFRS

Expenses:
Amortization	$-	$-	$-
Corporate development	6	-	6
Employee and director remuneration	84		84
Foreign exchange loss (gain)	19	1	20
General and administrative	46		46
Shareholder relations	11		11
Stock-based compensation	55	1	56

Loss before the undernoted	(221)	(2)	(223)

Accretion of royalty receiveable	1		1
Gain from long term investments	95		95
Flow through financing costs	193		193
Interest expense	(1)		(1)
Unrealized loss from derivative liability for warrants	-	(3)	(3)
Income before income tax	67	(5)	62
Future income tax recovery	(33)		(33)
Net income for the period	34	(5)	29

Other comprehensive income (loss):
Unrealized gain on available-for-sale securities	10		10

Comprehensive income for the period	$44	$(5)	$39

Basic and diluted gain per share	$-		$-

Weighted average number of shares outstanding	81,969,655		81,969,655

Canarc Resource Corp.

CANARC RESOURCE CORP. Management’s Discussion and Analysis For the Three and Nine Months ended September 30, 2011 (expressed in United States dollars)

(iv)	The Canadian GAAP consolidated interim statement of comprehensive loss for the nine months ended September 30, 2010 has been reconciled to IFRS as follows:

		September 30, 2010
	Canadian	Effect of Transition
	GAAP	to IFRS	IFRS

Expenses:
Amortization	$1	$-	$1
Corporate development	12		12
Employee and director remuneration	284		284
Foreign exchange loss (gain)	10		10
General and administrative	159		159
Shareholder relations	37		37
Stock-based compensation	84	11	95

Loss before the undernoted	(587)	(11)	(598)

Accretion of royalty receiveable	3		3
Gain from long term investments	257		257
Flow through financing costs	193		193
Interest expense	(4)		(4)
Unrealized gain from derivative liability for warrants	-	146	146
Loss before income tax	(138)	135	(3)

Future income tax recovery	80		80
Net (loss) income for the period	(58)	135	77

Other comprehensive income (loss):
Unrealized gain on available-for-sale securities	10		10

Comprehensive (loss) income for the period	$(48)	$135	$87

Basic and diluted loss per share	$-		$-

Weighted average number of shares outstanding	81,969,655		81,969,655

Canarc Resource Corp.

CANARC RESOURCE CORP. Management’s Discussion and Analysis For the Three and Nine Months ended September 30, 2011 (expressed in United States dollars)

(v)	The December 31, 2010 Canadian GAAP consolidated interim statement of financial position has been reconciled to IFRS as follows:

		December 31, 2010
	Canadian	Effect of Transition
	GAAP	to IFRS	IFRS

ASSETS

CURRENT ASSETS
Cash	$592	$-	$592
Receivables and prepaids	105		105
Marketable securities	25		25
Royalty receivable - current portion	50		50
Total Current Assets	772	-	772
NON-CURRENT ASSETS
Mineral properties	12,724		12,724
Deposit on asset acquisition	300		300
Equipment	10		10
Royalty receivable - long-term portion	-		-
Long-term investments	94		94
Total Non-Current Assets	13,128	-	13,128
Total Assets	$13,900	$-	$13,900

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$532	$-	$532
Notes payable	81		81
Flow through obligation	226		226
Derivative liability for warrants	-	1,049	1,049
Total Current Liabilities	839	1,049	1,888
Future income tax liability	120		120
Total Liabilities	959	1,049	2,008

SHAREHOLDERS' EQUITY
Share capital	57,660	25	57,685
Contributed surplus	2,483	(2,483)	-
Accumulated other comprehensive income	10		10
Reserve for share-based payments	-	1,239	1,239
Deficit	(47,212)	170	(47,042)
Total Shareholders' Equity	12,941	(1,049)	11,892
Total Liabilities and Shareholders' Equity	$13,900	$-	$13,900

Canarc Resource Corp.

CANARC RESOURCE CORP. Management’s Discussion and Analysis For the Three and Nine Months ended September 30, 2011 (expressed in United States dollars)

(vi)	The Canadian GAAP consolidated statement of comprehensive loss for the year ended December 31, 2010 has been reconciled to IFRS as follows:

		December 31, 2010
	Canadian	Effect of Transition
	GAAP	to IFRS	IFRS

Expenses:
Amortization	$1	$-	$1
Corporate development	12		12
Employee and director remuneration	383		383
Foreign exchange loss	43		43
General and administrative	308		308
Shareholder relations	62		62
Stock-based compensation	130	13	143

Loss before the undernoted	(939)	(13)	(952)

Gain on disposition of long-term investment	257		257
Accretion of royalty receivable	4		4
Write-off of equipment	(1)		(1)
Unrealized loss from derivative liability for warrants	-	(896)	(896)
Due diligence costs on asset acquisition	(20)		(20)
Interest expense	(14)		(14)
Flow through financing costs	150		150

Loss before income tax	(563)	(909)	(1,472)

Future income tax expense	(27)		(27)

Net loss for the year	(590)	(909)	(1,499)

Other comprehensive (loss) income:
Unrealized gain (loss) on available-for-sale securities	10		10

Comprehensive loss for the year	$(580)	$(909)	$(1,489)

Basic and diluted loss per share	$(0.01)		$(0.02)

Weighted average number of common shares outstanding	82,446,825		82,446,825

Canarc Resource Corp.

CANARC RESOURCE CORP. Management’s Discussion and Analysis For the Three and Nine Months ended September 30, 2011 (expressed in United States dollars)

1.14        Financial Instruments and Other Instruments

The Company classifies its financial instruments as follows:

-	cash as financial assets at fair value through profit or loss,
-	marketable securities and long term investments as available-for-sale financial assets,
-	receivables as loans and receivables,
-	royalties receivable as loans and receivables,
-	accounts payable and accrued liabilities, notes payables and flow through obligations as borrowings and other financial liabilities, and
-	derivative liability for warrants as derivative financial liabilities.

Management of Financial Risk

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk which includes foreign currency risk and interest rate risk.  The types of risk exposure and the way in which such exposure is managed are provided as follows.

The fair value hierarchy categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values.  The fair value of assets and liabilities included in level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities.  Assets and liabilities in level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data.  Level 3 valuations are based on inputs that are not based on observable market data.

The fair values of the Company’s receivables, accounts payable and accrued liabilities, notes payable and flow through obligations approximate their carrying values due to the short terms to maturity.  Cash and marketable securities are measured at fair values using level 1 inputs.  Disclosure is not made of the fair value of the long-term investments as the shares do not have a quoted market price in an active market.  The fair value of the royalty receivable approximates its carrying value as it was initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.  The royalty receivable is level 3 in the fair value hierarchy as it is based on unobservable inputs.  The Company has classified its derivative liability for warrants as derivative financial liabilities and are measured at fair value.  All gains and losses are included in operations in the period in which they arise.  Derivative liability for warrants is level 3 in the fair value hierarchy as it is also based on unobservable inputs.

(a)            Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash.  The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.  Any receivables from government usually bear no risk.  The royalty receivable is due from an unrelated company, and the Company has not taken any steps to mitigate the credit risk associated with this receivable.

(b)           Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

Canarc Resource Corp.

CANARC RESOURCE CORP. Management’s Discussion and Analysis For the Three and Nine Months ended September 30, 2011 (expressed in United States dollars)

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings.  The Company will require significant additional funding to meet its short-term liabilities, flow-through obligations and administrative overhead costs, and to maintain its mineral property interests in 2011.

Accounts payable and accrued liabilities are due in accordance with normal terms of trade, and the notes payables are due on demand.

(c)           Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk and interest rate risk.

(i)           Foreign currency risk:

The Company’s mineral properties and operations are in Canada, and would subject it to foreign currency fluctuations.  A certain portion of its operating expenses are incurred in Canadian dollars, and fluctuations in U.S. dollars would impact the cumulative translation adjustment of the Company and the values of its assets and liabilities as its financial statements are stated in U.S. dollars.

At September 30, 2011, the Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

Held in Canadian dollars
(stated in U.S. dollars)

Cash	$80
Receivables and prepaids	131
Marketable securities	32
Mineral properties	12,476
Equipment	8
Long-term investments	89
Accounts payable and accrued liabilities	(381)
Notes payable	(83)
Flow through obligation	(187)
Deferred income tax liability	(113)

Net assets	$12,052

Based upon the above net exposure as at September 30, 2011 and assuming all other variables remain constant, a 10% depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease/increase of $1.2 million in cumulative translation adjustment in the Company’s shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii)           Interest rate risk:

In respect of financial assets, the Company's policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return.  Fluctuations in interest rates impact on the value of cash equivalents.  Interest rate risk is not significant to the Company as it has no cash equivalents at period-end and the notes payable are stated at a fixed interest rate.

Canarc Resource Corp.

CANARC RESOURCE CORP. Management’s Discussion and Analysis For the Three and Nine Months ended September 30, 2011 (expressed in United States dollars)

1.15        Other MD&A Requirements

1.15.1     Other MD&A Requirements

Additional information relating to the Company are as follows:

(a)	may be found on SEDAR at www.sedar.com;

(b)	may be found in the Company’s annual information form; and

(c)	is also provided in the Company’s unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2011.

1.15.2     Outstanding Share Data

The Company’s authorized share capital consists of unlimited number of common shares without par value.

Changes in the Company’s share capital for the nine months ended September 30, 2011 are as follows:

	Number of Shares	Amount
		(in $000s)

Balance at December 31, 2010	90,985,890	$57,685
Issued:
Conversion of convertible debenture	1,282,051	300
Exercise of options	44,000	7
Exercise of warrants	1,313,650	205
Provision for flow-through shares	-	(1)
Balance at September 30, 2011	93,625,591	$58,196

At November 10, 2011, there were 93,841,171 common shares issued and outstanding.

At September 30, 2011, the Company had outstanding stock options to purchase an aggregate 10,370,000 common shares as follows:

Canarc Resource Corp.

CANARC RESOURCE CORP. Management’s Discussion and Analysis For the Three and Nine Months ended September 30, 2011 (expressed in United States dollars)

	September 30, 2011
		Weighted
		average
		exercise
	Number	price
	of Shares	(CAD$)

Outstanding, beginning of period	9,410,000	$0.31
Granted	2,220,000	$0.14
Exercised	(44,000)	$0.10
Forfeited	(16,000)	$0.10
Expired	(1,200,000)	$0.69
Outstanding, end of period	10,370,000	$0.23

At September 30, 2011, 10,370,000 options are outstanding of which 7,522,000 options are exercisable.

At November 10, 2011, stock options for 10,370,000 common shares remain outstanding.

At September 30, 2011, the Company had outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2010	Issued	Exercised	Expired	September 30, 2011

$0.15	April 22, 2011	39,410	-	(31,675)	(7,735)	-
$0.15	October 22, 2011 (1)	202,160	-	-	-	202,160
$0.15	April 22, 2011	2,319,140	-	(1,185,975)	(1,133,165)	-
$0.165	May 9, 2011	128,410	-	(96,000)	(32,410)	-
$0.22	June 13, 2012	4,250,000	-	-	-	4,250,000

		6,939,120	-	(1,313,650)	(1,173,310)	4,452,160

(1)           These warrants expired unexercised.

At November 10, 2011, warrants for 4,250,000 common shares are outstanding.

1.16        Outlook

The Company will continue to depend upon equity financings to continue exploration work on its mineral property interests and to meet its administrative overhead costs for the 2011 fiscal year.  There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors.  The Company does not expect to realize any operating revenues from its properties in the foreseeable future.

1.17        Risk Factors

Canarc Resource Corp.

CANARC RESOURCE CORP. Management’s Discussion and Analysis For the Three and Nine Months ended September 30, 2011 (expressed in United States dollars)

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

Exploration and Development Risks

There is no assurance given by the Company that its exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body.

The business of exploration for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  There is no assurance that the Company’s mineral exploration and development activities will result in any discoveries of bodies of commercial ore.  The economics of developing gold and other mineral properties are affected by many factors including capital and operating costs, variations of the grades and tonnages of ore mined, fluctuating mineral market prices, costs of mining and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.  Substantial expenditures are required to establish reserves through drilling and other work, to develop metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure at any site chosen for mining.  No assurance can be given that funds required for development can be obtained on a timely basis.  The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, the global marketing conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.  In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for exploitation concessions.  There can be no guarantee that such concessions will be granted.

Financing Risks

There is no assurance given by the Company that it will be able to secure the financing necessary to explore, develop and produce its mineral properties.

The Company does not presently have sufficient financial resources or operating cash-flow to undertake by itself all of its planned exploration and development programs.  The development of the Company’s properties may therefore depend on the Company’s joint venture partners and on the Company’s ability to obtain additional required financing.  There is no assurance the Company will be successful in obtaining the required financing, the lack of which could result in the loss or substantial dilution of its interests (as existing or as proposed to be acquired) in its properties as disclosed herein.  The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise equity capital financings, the attainment of profitable operations, external financings, and further share issuance to satisfy working capital and operating needs.

Estimates of Mineral Deposits

There is no assurance given by the Company that any estimates of mineral deposits herein will not change.

Although all figures with respect to the size and grade of mineralized deposits, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are historic estimates only and are not compliant with NI 43-101, except for the Company’s New Polaris project which was the subject of a NI 43-101 report dated March 14, 2007, and no assurance can be given that any identified mineralized deposit will ever qualify as a commercially viable mineable ore body that can be legally and economically exploited.  Estimates regarding mineralized deposits can also be affected by many factors such as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  In addition, the grades and tonnages of ore ultimately mined may differ from that indicated by drilling results and other work.  There can be no assurance that gold recovered in small-scale laboratory tests will be duplicated in large-scale tests under on-site conditions.  Material changes in mineralized tonnages, grades, dilution and stripping ratios or recovery rates may affect the economic viability of projects.  The existence of mineralized deposits should not be interpreted as assurances of the future delineation of ore reserves or the profitability of future operations.  The refractory nature of gold mineralization at New Polaris may adversely affect the economic recovery of gold from mining operations.

Canarc Resource Corp.

CANARC RESOURCE CORP. Management’s Discussion and Analysis For the Three and Nine Months ended September 30, 2011 (expressed in United States dollars)

Mineral Prices

There is no assurance given by the Company that mineral prices will not change.

The mining industry is competitive and mineral prices fluctuate so that there is no assurance, even if commercial quantities of a mineral resource are discovered, that a profitable market will exist for the sale of same.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  The prices of precious and base metals fluctuate on a daily basis, have experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates, central bank transactions, world supply for precious and base metals, international investments, monetary systems, and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods.  The supply of and demand for gold are affected by various factors, including political events, economic conditions and production costs in major gold producing regions, and governmental policies with respect to gold holdings by a nation or its citizens.  The exact effect of these factors cannot be accurately predicted, and the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values.  There is no assurance that the prices of gold and other precious and base metals will be such that the Company’s properties can be mined at a profit.

Title Matters

There is no assurance given by the Company that it owns legal title to certain of its mineral properties.

The acquisition of title to mineral properties is a very detailed and time-consuming process.  Title to any of the Company’s mining concessions may come under dispute.  While the Company has diligently investigated title considerations to its mineral properties, in certain circumstances, the Company has only relied upon representations of property partners and government agencies.  There is no guarantee of title to any of the Company’s properties.  The properties may be subject to prior unregistered agreements or transfers, and title may be affected by unidentified and undetected defects.  In British Columbia and elsewhere, native land claims or claims of aboriginal title may be asserted over areas in which the Company’s properties are located.

Conflicts of Interest

There is no assurance given by the Company that its directors and officers will not have conflicts of interest from time to time.

The Company’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  The interests of these companies may differ from time to time.  In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against any resolution involving any such conflict.  From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  In accordance with the laws of the Province of British Columbia, Canada, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in any particular exploration or mining project at any given time, the directors will primarily consider the upside potential for the project to be accretive to shareholders, the degree of risk to which the Company may be exposed and its financial position at that time.

Canarc Resource Corp.

CANARC RESOURCE CORP. Management’s Discussion and Analysis For the Three and Nine Months ended September 30, 2011 (expressed in United States dollars)

Uninsured Risks

There is no assurance given by the Company that it is adequately insured against all risks.

The Company may become subject to liability for cave-ins, pollution or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons.  The payment of such liabilities would reduce the funds available for exploration and mining activities.

Environmental and Other Regulatory Requirements

There is no assurance given by the Company that it has met all environmental or regulatory requirements.

The current or future operations of the Company, including exploration and development activities and commencement of production on its properties, require permits from various foreign, federal, state and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  There can be no assurance that approvals and permits required in order for the Company to commence production on its various properties will be obtained.  Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, are necessary prior to operation of the other properties in which the Company has interests and there can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.  New laws or regulations or amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation of current laws, regulations or permits, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Reclamation

There is a risk that monies allotted for land reclamation may not be sufficient to cover all risks, due to changes in the nature of the waste rock or tailings and/or revisions to government regulations.  Therefore additional funds, or reclamation bonds or other forms of financial assurance may be required over the tenure of the project to cover potential risks.  These additional costs may have material adverse impact on the financial condition and results of the Company.

Foreign Countries and Regulatory Requirements

Certain of the Company’s properties have been located in countries outside of Canada, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry.  Any changes in regulations or shifts in political attitudes may vary from country to country and are beyond the control of the Company and may adversely affect its business.  Such changes have, in the past, included nationalization of foreign owned businesses and properties.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income and other taxes and duties, expropriation of property, environmental legislation and mine safety.  These uncertainties may make it more difficult for the Company and its joint venture partners to obtain any required production financing for its mineral properties.

Canarc Resource Corp.

Currency Fluctuation and Foreign Exchange Controls

The Company maintains a portion of its funds in U.S. dollar denominated accounts.  Certain of the Company’s property and related contracts may be denominated in U.S. dollars.  The Company’s operations in countries other than Canada are normally carried out in the currency of that country and make the Company subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results.  In addition future contracts may not be denominated in U.S. dollars and may expose the Company to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results.  In addition, the Company is or may become subject to foreign exchange restrictions which may severely limit or restrict its ability to repatriate capital or profits from its properties outside of Canada to Canada.  Such restrictions have existed in the past in countries in which the Company holds property interests and future impositions of such restrictions could have a materially adverse effect on the Company’s future profitability or ability to pay dividends.

Third Party Reliance

The Company’s rights to acquire interests in certain mineral properties have been granted by third parties who themselves hold only an option to acquire such properties.  As a result, the Company may have no direct contractual relationship with the underlying property holder.

Volatility of Shares Could Cause Investor Loss

The market price of a publicly traded stock, especially a junior issuer like the Company, is affected by many variables in addition to those directly related to exploration successes or failures.  Such factors include the general condition of the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock.  The effect of these and other factors on the market price of the common shares on the TSX and NASD-OTC suggests that the Company’s shares will continue to be volatile.  Therefore, investors could suffer significant losses if the Company’s shares are depressed or illiquid when an investor seeks liquidity and needs to sell the Company’s shares.

Possible Dilution to Current Shareholders based on Outstanding Options and Warrants

At September 30, 2011, the Company had 93,625,591 common shares and 10,370,000 share purchase options and 4,452,160 share purchase warrants outstanding.  The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for the Company’s shares.  At September 30, 2011, securities that could be dilutive represented approximately 15.8% of the Company’s issued shares.  Certain of these dilutive securities were exercisable at prices below the September 30, 2011 closing market price of CAD$0.16 for the Company’s shares, which would accordingly result in dilution to existing shareholders if exercised.

1.18        Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based upon the evaluation of the effectiveness of the disclosure controls and procedures regarding the Company’s unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2011 and this MD&A, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the design and operation of the Company’s internal disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to others within the Company particularly during the period in which this report and accounts were being prepared, and such controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under regulatory rules and securities laws is recorded, processed, summarized and reported, within the time periods specified.  Management of the Company recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

Canarc Resource Corp.

CANARC RESOURCE CORP. Management’s Discussion and Analysis For the Three and Nine Months ended September 30, 2011 (expressed in United States dollars)

Internal Controls over Financial Reporting

The CEO and CFO of the Company are responsible for designing internal controls over financial reporting (“ICOFR”) or causing them to be designed under their supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IAS 34 and IFRS 1 which are based on the principles of IFRS and with Canadian generally accepted accounting principles as applicable.

In common with many other smaller companies, the Company has insufficient resources to appropriately review increasingly complex areas of accounting within the accounting function such as those in relation to financial instruments and future income tax.

The Company shall engage the services of an external accounting firm to assist in applying complex areas of accounting as needed.  In December 2007, the Company has hired a consultant to design and implement internal controls over financial reporting.

Management concluded that the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2011 fairly present the Company’s financial position and the results of its operations for the period then ended.

Changes in Internal Controls over Financial Reporting

Except as disclosed above, there were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date the Chief Executive Officer completed his evaluation.

Canarc Resource Corp.